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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com +1 617 728 7127 Direct

+1 617 275 8364 Fax

February 16, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Harbor Funds (the "Registrant")

Post-Effective Amendment No. 162

File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the "Staff") provided by Ms. Kimberly Browning of the Division of Investment Management with respect to Post-Effective Amendment ("PEA") No. 162 to the Registrant's registration statement on Form N-1A.

PEA No. 162 was filed in connection with the annual update of Harbor Emerging Markets Equity Fund (the "Fund"), a series of the Registrant, to incorporate the change in subadviser and related investment strategy changes reflected in a previous supplement and to make certain other changes.

Set forth below are the Staff's verbal comments together with the Registrant's responses. Terms used but not defined herein have the same meaning as in PEA No. 162.

COMMENT 1: (Prospectus and SAI)

The Staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of the Registrant's disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Response: The Registrant acknowledges this statement.

February 16, 2021

COMMENT 2: (Prospectus and SAI)

The Staff notes that the comments apply to similar disclosures throughout, as applicable.

Response: The Registrant acknowledges this comment and has responded accordingly.

COMMENT 3: (Prospectus and SAI)

Please confirm that the Registrant's Rule 485(b) filing will be complete (i.e., all bracketed/blank information will be completed).

Response: The Registrant confirms that its Rule 485(b) filing will be complete.

COMMENT 4: (Prospectus – Fund Summary – Fees and Expense of the Fund)

Please complete the "Annual Fund Operating Expenses" table for the Fund.

Response: The "Annual Fund Operating Expenses" table for the Fund has been completed and included in the "Fees and Expenses of the Fund" section of the Fund's prospectus. The completed table is set forth below in the Attachment.

COMMENT 5: (Prospectus – Fund Summary – Principal Investment Strategy)

Please revise to specify the types of equity securities in which the Fund invests and include brief disclosure regarding the attendant risks. For example, the Staff notes that "Preferred Stock Risk" is included, so preferred stocks should be included in the Fund's strategy disclosure.

Response: The Registrant notes that, as stated in the Principal Investment Strategy section of the Fund Summary, "[u]nder normal market conditions, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities, including common and preferred stocks, of emerging market companies." The Registrant believes that the risks of common and preferred stocks are adequately disclosed under "Equity Risk," "Issuer Risk," "Market Risk," and "Preferred Stock Risk."

The Registrant has reviewed the disclosure for each fund included in the prospectus based on this comment and is making the changes set forth below.

February 16, 2021

Harbor Focused International Fund – Fund Summary – Principal Investment Strategy

The following language will be added:

"The Fund may also invest in market access products, such as low exercise price warrants ("LEPWs") and participatory notes ("P-notes"), to seek to gain economic exposure to markets where holding an underlying local security is not feasible or economical. A "market access product" is a derivative security that provides market exposure to an underlying foreign issuer."

Harbor International Small Cap Fund – Fund Summary – Principal Investment Strategy

The following statement will be revised as indicated:

"The Fund invests primarily in equity securities, principally common and preferred stocks and convertible securities, of foreign companies."

COMMENT 6: (Prospectus – Fund Summary – Principal Investment Strategy)

The prospectus states that "[e]merging market countries primarily include those countries that comprise the MSCI Emerging Markets (ND) Index but may include other countries with similar characteristics" and "[f]rontier market countries primarily include those countries that comprise the MSCI Frontier Markets Index but may include other countries with similar characteristics." Please revise the disclosure for plain English and to specify the characteristics utilized to determine whether a country is an emerging market or frontier market country if it is not included in the applicable index.

Response: The Registrant has revised the disclosure as follows:

"Emerging market countries primarily include those countries that comprise the MSCI Emerging Markets (ND) Index but in limited circumstances may also include other countries with similar characteristics to those included in such Index"Frontier market countries primarily include those countries that comprise the MSCI Frontier Markets Index but in limited circumstances may also include other countries with similar characteristics to those included in such Index."

February 16, 2021

The Registrant believes that by defining "similar characteristics" by reference to the applicable index the Registrant has adequately described the characteristics that are relevant to a determination of whether a country is an emerging or frontier market country. The Registrant notes that the characteristics of each such index are likely to change over time and the definition therefore reflects the dynamic nature of markets while at the same time sufficiently limiting the discretion of the Adviser or Subadviser to determine what is an emerging or frontier market country. The Registrant recognizes that any discretion to determine that a country is an emerging or frontier market country is not unfettered and is mindful of Section 35(d) of the Investment Company Act of 1940, as amended, which makes it "unlawful for any registered investment company to adopt as a part of the name or title of such company, or of any securities of which it is the issuer, any word or words that the Commission finds are materially deceptive or misleading."

COMMENT 7: (Prospectus – Fund Summary – Principal Investment Strategy)

The prospectus states that "[e]merging market companies are considered to be those that are located in, or economically tied to, emerging market countries or that maintain securities that principally trade on exchanges located in emerging market countries." Please revise the disclosure to specify by whom such companies are considered to be emerging market companies (e.g., the Adviser or the Fund).

Response: The Registrant has revised the disclosure as follows:

"~~Emerging~~ The Fund considers emerging market companies ~~are considered~~ to be those that are located in, or economically tied to, emerging market countries or that maintain securities that principally trade on exchanges located in emerging market countries."

COMMENT 8: (Prospectus – Fund Summary – Principal Risks)

The Staff notes that, based on holdings information, it appears the Fund has significant investments in China (over 30% of its assets), Taiwan and Korea. Please add corresponding disclosure to the principal risks or explain why such disclosure is not needed

February 16, 2021

Response: The Registrant notes that, following the subadviser change that took place in September 2020, the Fund significantly reduced its exposure to these markets. Based on the Fund's current investments, the Registrant does not believe such risk disclosure is necessary.

COMMENT 9: (Prospectus – Fund Summary – Principal Risks)

The Staff notes that "Value Style Risk" is included in the Fund's principal risks. Please add a corresponding discussion in the Principal Investment Strategy section.

Response: The Registrant has determined that "Value Style Risk" is not a principal risk of the Fund. Accordingly, the Registrant has deleted this disclosure.

COMMENT 10: (Prospectus – Fund Summary – Principal Risks)

The Staff notes that "Foreign Currency Risk" is included in the Fund's principal risks. Please add a corresponding discussion in the Principal Investment Strategy section.

Response: The Registrant notes that, as stated in the Principal Investment Strategy section of the Fund Summary, "[u]nder normal market conditions, the Fund invests at least 80% of its net assets, plus borrowings for investment purposes, in equity securities, including common and preferred stocks, of emerging market companies." The Registrant believes that the foreign currency aspect of the Fund's strategy is apparent from this policy. Accordingly, the Registrant respectfully declines to revise the disclosure in response to this comment.

COMMENT 11: (Prospectus – Fund Summary – Principal Investment Strategy)

Where a fund references consideration of environmental, social, and governance ("ESG") factors as part of its principal investment strategy, please confirm that this is a principal investment strategy and provide further detail, including how "ESG" is defined, the criteria used, whether all investments must meet a fund's ESG criteria, and whether the strategy incorporates negative screens.

February 16, 2021

Response: The Registrant believes that the current disclosure regarding consideration of ESG factors is appropriately included in response to the Form N-1A requirement to summarize "how the Fund's adviser decides which securities to buy and sell" in accordance with Item 9(b)(2) of Form N-1A. As indicated in the disclosure for certain funds, "[t]he Subadviser integrates environmental, social, and governance factors into its investment process and as part of its overall portfolio decision making process." For other funds, additional detail is included based on the importance of such factors to the investment process of the particular Subadviser (and, in connection with the Rule 485(b) filing, additional detail will be added for Harbor Global Leaders Fund). In all cases, ESG factors are integrated into the Subadviser's overall investment assessment.

The Registrant believes the disclosure, including the level of detail, is appropriate as drafted. The Registrant respectfully notes that the funds do not hold themselves out as ESG-focused funds and that ESG factors are among the many factors that a Subadviser considers in evaluating an investment. Accordingly, the Registrant does not believe it is appropriate to overemphasize the ESG-related factors that a Subadviser considers relative to other factors considered as part of its investment process.

COMMENT 12: (Prospectus – Fund Summary – Principal Risks)

Where a fund references consideration of ESG factors as part of its principal investment strategy, please consider whether ESG-specific risk disclosure is appropriate.

Response: The Adviser has undertaken a review of the importance of ESG considerations to each Subadviser's investment process. Based on that review, the Registrant has included "ESG Factors Risk" as a principal risk for funds where ESG considerations are a more significant component of a Subadviser's investment process (or will include such risk as part of the Rule 485(b) filing). The inclusion of such risk corresponds to the inclusion of additional detail in the strategy section, as discussed above. For the other funds, the Registrant believes that any risks associated with consideration of ESG factors are appropriately covered under "Selection Risk," which discusses the risks associated with a Subadviser's security selection process more generally.

February 16, 2021

COMMENT 13: (Prospectus – Fund Summary – Principal Investment Strategy)

Where a fund references consideration of ESG factors as part of its principal investment strategy, please disclose how the funds will address ESG-specific proxy voting matters or explain why such disclosure is not required.

Response: As the funds do not hold themselves out as ESG-focused products, the Registrant does not believe it is necessary to include disclosure in the prospectus regarding how the funds will address ESG-specific proxy voting matters. The Registrant notes that disclosure regarding the manner in which each Subadviser votes proxies for a fund is included in the SAI.

COMMENT 14: (Prospectus – Additional Information about the Funds' Investments)

The prospectus states that "Harbor Emerging Markets Equity Fund, Harbor Focused International Fund, Harbor International Growth Fund, and Harbor Overseas Fund may invest in eligible securities, such as China A-Shares, that are listed and traded on the Shanghai and Shenzhen Stock Exchanges through the China–Hong Kong Stock Connect program." If any fund will invest in China A-Shares as a principal investment strategy, please include corresponding risk disclosure and Item 4 disclosure.

Response: Each such fund may invest in China A-Shares as part of its principal investment strategy, which contemplates investment in emerging markets. However, investment in China A-Shares on its own is not a principal investment strategy for any fund. Therefore, the Registrant believes that its current risk disclosure is adequate and does not believe Item 4 disclosure regarding investment in China A-Shares is necessary or appropriate. The Registrant has revised the current Item 9 disclosure as follows:

"As a part of their principal investment strategies, Harbor Emerging Markets Equity Fund, Harbor Focused International Fund, Harbor International Growth Fund, and Harbor Overseas Fund may invest in eligible securities, such as China A-Shares, that are listed and traded on the Shanghai and Shenzhen Stock Exchanges through the China–Hong Kong Stock Connect program."

February 16, 2021

COMMENT 15: (Prospectus – Additional Information about the Funds' Investments)

The Item 9 disclosure lists various types of equity securities. To the extent that a type of equity security is identified as a principal investment in Item 9, please ensure corresponding disclosure is included in Item 4.

Response: As stated in the Item 9 disclosure, "[e]ach Fund's principal investment strategies are described in the Fund Summary section." Accordingly, to the extent any fund invests in a particular type of equity security set forth in Item 9 as a principal investment strategy, that type of equity security is also disclosed in Item 4.

COMMENT 16: (Prospectus – Additional Information about the Funds' Investments)

The Item 9 disclosure indicates that Harbor Focused International Fund, Harbor Global Leaders Fund, Harbor International Small Cap Fund, and Harbor Overseas Fund may invest in depositary receipts. Please confirm whether the Fund may invest in depositary receipts. If depositary receipts are a principal investment of the Fund, include disclosure in Item 4.

Response: Each fund is permitted to invest in depositary receipts. Accordingly, the Registrant has revised the disclosure as follows:

"~~Harbor Focused International Fund, Harbor Global Leaders Fund, Harbor International Small Cap Fund, and Harbor Overseas Fund~~ Each Fund may also invest in depositary receipts."

To the extent that investment in depositary receipts is a principal investment strategy of a fund, disclosure regarding depositary receipts is included in that fund's Item 4 disclosure. The Registrant confirms that investment in depositary receipts is not a principal investment strategy of the Fund.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

February 16, 2021

Sincerely,

/s/ Stephanie A. Capistron Stephanie A. Capistron

Cc:	Charles F. McCain
Anmarie S. Kolinski
Erik D. Ojala, Esq.
Diana R. Podgorny, Esq.
Meredith Dykstra, Esq.
Harbor Funds
Christopher P. Harvey, Esq.
Dechert LLP

February 16, 2021

Attachment

Response 4